Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

☒	Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

OR

☐	Transition Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

Commission file number 1-6003

Federal Signal Corporation 401(K) Retirement Plan

(Full title of the plan and address of the plan if different from that of the issuer named below)

Federal Signal Corporation

1415 West 22nd Street, Suite 1100

Oak Brook, Illinois 60523

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

FEDERAL SIGNAL CORPORATION

401(K) RETIREMENT PLAN

FEDERAL SIGNAL CORPORATION

RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

December 31, 2012 and 2011

and the

Year Ended December 31, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

We have audited the accompanying statements of net assets available for benefits of the Federal Signal Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MAYER HOFFMAN McCANN P.C.

Chicago, Illinois

June 24, 2013

REQUIRED INFORMATION

Federal Signal Corporation is the Plan sponsor of the Federal Signal Corporation Retirement Savings Plan (the “Plan”). The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of December 31, 2012 and 2011, and for the year ended December 31, 2012, and the supplemental schedule as of December 31, 2012, have been prepared in accordance with the financial reporting requirements of ERISA.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2012 and 2011

	2012	2011
ASSETS
Investments, at fair value	$181,943,148	$172,261,660

Receivables:
Employer contributions	50,274	60,938
Participants’ contributions	57,987	74,215
Notes receivable from participants	3,090,876	3,544,408

	3,199,137	3,679,561

Net assets reflecting investments at fair value	185,142,285	175,941,221
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,126,590)	(2,103,477)

NET ASSETS AVAILABLE FOR BENEFITS	$183,015,695	$173,837,744

See Notes to Financial Statements

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2012

ADDITIONS
Investment income:
Net appreciation in fair value of investments	$18,451,570
Dividends	4,402,916
Other additions	389

22,854,875

Interest income on notes receivable from participants	144,147

Contributions:
Employer	7,178,853
Participants	10,109,312

17,288,165
TOTAL ADDITIONS	40,287,187

DEDUCTIONS
Benefits paid to participants	(15,138,115)
Administrative expenses	(93,995)

TOTAL DEDUCTIONS	(15,232,110)

NET INCREASE BEFORE PLAN TRANSFERS	25,055,077
TRANSFER OF ASSETS FROM SALES OF SUBSIDIARIES	(15,877,126)

NET INCREASE	9,177,951

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	173,837,744

End of year	$183,015,695

See Notes to Financial Statements

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(1)	Description of plan

The following description of the Federal Signal Corporation Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the plan administrator.

General - The Plan is a defined contribution plan covering a majority of the U.S. employees of Federal Signal Corporation (the “Company”). Effective January 1, 2007, employees are eligible to participate in the Plan on their date of hire unless their participation in the Plan is governed by a collective bargaining agreement, in which case they are eligible to participate in the Plan on the first day of the calendar quarter following their employment date, or following 90 days of employment (or any day thereafter). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). On January 1, 2002, the Plan sponsor adopted the Vanguard Qualified Retirement Plan and Trust Defined Contribution Basic Plan Document 01 (the “Prototype Plan”). The Plan was amended and restated as of January 1, 2010, and submitted to the Internal Revenue Service (“IRS”) for requalification on January 27, 2011. The Plan is sponsored by the Company.

The Plan is administered by the Company’s Benefits Administration Committee (the “Committee”), which is comprised of Company designated management. The Committee has overall responsibility for the operation and administration of the Plan and reports to the Benefits Planning Committee and the Compensation and Benefits Committee of the Board of Directors.

Contributions - Participants at most divisions can contribute up to 40% of pretax annual compensation, as defined in the Plan, and after-tax contributions of up to 6%. If an employee does not affirmatively enroll or decline enrollment in the Plan within 30 days of first becoming eligible to participate in the Plan, the employee will be automatically enrolled in the Plan at 2% of pretax annual compensation, unless the employee’s participation in the Plan is governed by a collective bargaining agreement. Participants may also transfer amounts representing distributions from other qualified defined benefit or contribution plans. Additionally, participants age 50 or older, who are making contributions to the Plan, are allowed to make catch-up contributions as defined in the Plan. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.

Company contributions are based on a percentage of employee contributions and on a points-weighted system based on age and service.

The Plan provides for an employee stock ownership feature wherein participants have the option of receiving Company stock dividends in cash instead of having the dividends automatically reinvested in the Plan.

Participant accounts - Each participant’s account is credited with the participant’s contribution and allocations of (a) Company contributions and (b) Plan earnings and is charged with an allocation of investment management fees, administrative expenses and or losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(1)	Description of plan (continued)

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary retirement contribution portion of their accounts plus actual earnings thereon is based on years of credited service. A participant is 100% vested after three years of credited service. Participants are immediately vested in the dividends from Company stock that were paid to the Plan and reinvested in Company stock at the participant’s election.

Participant investment account options - Participants direct the investment of all contributions to various investment options offered by the Plan. Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in a variety of investment choices at Vanguard Fiduciary Trust Company (“Vanguard”) or into the Federal Signal Stock Fund, an investment fund consisting primarily of the Company’s common stock and some cash. Participants may change their investment by contacting Vanguard.

Notes receivable from participants - Participants may borrow from their own contributions a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding employer contributions). Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loans are required to be repaid within five years, with the exception that a loan which is used to acquire a principal residence may be repaid within ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus one percent. Principal and interest are paid ratably through payroll deductions.

The loan origination fee for non-automated loans is $85. The loan origination fee for automated loans is $35.

Payment of benefits - Participants are eligible to receive the vested portion of their plan account upon retirement, termination of employment, or total and permanent disability. Payment will generally be made in a lump sum.

Forfeited accounts - As of December 31, 2012 and 2011, forfeited non-vested accounts totaled $122,808 and $168,069, respectively. These accounts are used to reduce employer contributions and/or to pay plan expenses. Also, during the year ended December 31, 2012, employer contributions were reduced by $165,231 from forfeited non-vested accounts.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(2)	Summary of significant accounting policies

Basis of accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present fair values of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

New accounting pronouncement - The following new accounting pronouncement was adopted during the year ended December 31, 2012:

Fair value measurements - In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (“IFRS”). This guidance requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, it provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The guidance requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. Net assets available for benefits and changes in net assets available for benefits of the Plan were not affected by adoption of the new guidance.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(2)	Summary of significant accounting policies (continued)

Investment valuation and income recognition - The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the asset custodian. See Note 4 for discussions of fair value measurements.

The Plan accounts for fully benefit-responsive contracts in accordance with accounting guidance which defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution, health and welfare and pension plans. As required, investments in the accompanying statements of net assets available for benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value.

The Federal Signal Stock Fund (the “Fund”) is tracked on a unitized basis. The Fund consists of Federal Signal Corporation common stock and the Vanguard Prime Money Market Fund sufficient to meet the Fund’s daily cash needs; unitizing the Fund allows for daily trades. The Fund is valued at its year-end unit closing price (composed of year-end market price plus the un-invested cash portion). As of December 31, 2012, 2,633,163 units were outstanding with a value of $3.56 per unit. As of December 31, 2011, 3,302,168 units were outstanding with a value of $1.95 per unit.

Security transactions are accounted for on the date securities are purchased or sold (the trade date). In the event there is an extraordinary event related to the Fund resulting in a material trading impact, the transaction will be re-priced. A material trading impact is defined as activity which causes more than negative 10 basis points of price differential. Trading impact becomes material when (a) net participant activity exceeds 2% of the Fund’s holdings of Company stock, (b) trade execution prices are significantly different from the closing price used to value the participant’s trade date unit value or (c) a combination of both occurs. Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Net realized and unrealized appreciation is recorded in the accompanying financial statements as net realized and unrealized gains (losses) in fair value of investments. Contributions are recognized based on payroll dates and accrued if applicable.

Notes receivable from participants - Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest. Interest income is recorded on an accrual basis. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded. No allowance for credit losses has been recorded as of December 31, 2012 or 2011.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(2)	Summary of significant accounting policies (continued)

Unit values - Individual participant accounts for the common/collective trust funds are maintained on a unit value basis. Participants do not have beneficial ownership in the specific underlying securities or other assets in the funds but do have an interest therein represented by units valued daily. The funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawals from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

Payment of benefits - Benefits are recorded when paid.

Administrative expenses - Certain expenses of the Plan are paid by the Company and are not included in the statements of net assets available for benefits. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are not included in the administrative expenses. Investment related expenses are paid directly from fund earnings and are included in net appreciation of fair value of investments.

Reclassification - Certain items from the 2011 financial statements have been reclassified to conform to the 2012 presentation.

(3)	Investments

The following table presents the investments that represent 5% or more of the Plan’s net assets as of December 31, 2012 and 2011:

	2012	2011
Vanguard Wellington Fund	$17,913,732	$16,835,926
Vanguard Explorer Fund	*	8,743,390
Vanguard 500 Index Fund	22,300,397	21,393,734
Vanguard PRIMECAP Fund	31,386,794	30,431,027
Vanguard Retirement Savings Trust	43,694,027	45,520,332
Vanguard Total Bond Market Index Fund	*	8,796,629
Federal Signal Stock Fund	9,362,243	*

* Not applicable, investment amount is below 5%

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated as follows:

Mutual funds	$13,605,482
Company stock fund	4,846,088

$18,451,570

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(4)	Fair value measurements

FASB ASC 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in inactive markets; inputs other than quoted market prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2012 and 2011.

Mutual funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily Net Asset Value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Federal Signal Corporation common stock fund - Valued at the closing price reported on the active market on which the security is traded plus the balance in the Vanguard Prime Money Market Fund.

Common/collective trust fund - Valued at the NAV of units of the bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimating fair value of the underlying investments held by the fund less its liabilities. The practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different that the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust to ensure that securities liquidations will be carried out in an orderly business manner.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(4)	Fair value measurements (continued)

During 2012, the Company determined the fair value of the common/collective trust fund is based on observable market information consistent with Level 2 of the fair value hierarchy, rather than the allocation over Levels 1, 2 and 3 as reported in the 2011 financial statements. Also during 2012 the Company determined the fair value of the Company stock fund is based on observable market information consistent with Level 1 of the fair value hierarchy, rather than Level 2 as reported in the 2011 financial statements. Accordingly, the amounts shown in the 2011 table below have been revised to reflect the correct presentation.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Money market fund	$122,802	$—	$—	$122,802
Growth funds	49,452,978	—	—	49,452,978
Balanced funds	43,659,602	—	—	43,659,602
Index funds	34,127,235	—	—	34,127,235
Income funds	1,524,261	—	—	1,524,261

Total mutual funds	128,886,878	—	—	128,886,878

Common stock fund:
Federal Signal Stock Fund	9,362,243	—	—	9,362,243

Common/collective trust fund:*
Vanguard Retirement Savings Trust	—	43,694,027	—	43,694,027

Total investments at fair value	$138,249,121	$43,694,027	$—	$181,943,148

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(4)	Fair value measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Money market fund	$168,061	$—	$—	$168,061
Growth funds	47,956,769	—	—	47,956,769
Balanced funds	38,365,447	—	—	38,365,447
Index funds	33,021,329	—	—	33,021,329
Income funds	790,494	—	—	790,494

Total mutual funds	120,302,100	—	—	120,302,100

Common stock fund:
Federal Signal Stock Fund	6,439,228	—	—	6,439,228

Common/collective trust fund:*
Vanguard Retirement Savings Trust	—	45,520,332	—	45,520,332

Total investments at fair value	$126,741,328	$45,520,332	$—	$172,261,660

*	The fair value of the investments in the common/collective trust has been estimated using the NAV of the investments. The common/collective trust listed in the above charts is redeemed on a daily basis and does not have any redemption restrictions. Additionally, there are no unfunded commitments.

(5)	Common/collective trust

The Vanguard Retirement Savings Trust is a common/collective trust fund that is considered to be a stable value fund with underlying investments in investment contracts and is valued at fair value and then adjusted by the issuer to contract value. Fair value of the stable value fund is the net asset value of its underlying investments, and contract value is principal plus accrued interest. The Vanguard Retirement Savings Trust is a stable value fund that is an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans. The Vanguard Retirement Savings Trust’s investment objective is to seek preservation of capital and a competitive level of income over time. To achieve its investment objective, the Vanguard Retirement Savings Trust invests in underlying assets (typically fixed income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into a “wrapper” contract issued by a third party. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, certain events limit the ability of the plan to transact at contract value with the issuer.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(5)	Common/collective trust (continued)

Such events include the following: (1) amendment to the Plan document (including complete or partial termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with Plan participants are probable of occurring. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

(6)	Related party and party-in-interest transactions

Certain plan investments are shares of mutual funds and a common/collective trust fund managed by Vanguard. Vanguard is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for investment management services are included in net appreciation in fair value of the investments, as they are paid through revenue sharing, rather than a direct payment. As described in Note 2, the Plan made direct payments to the trustee of $60,563 for the year ended December 31, 2012, which was not covered by revenue sharing. Participants or the Plan sponsor directly pay any other fees related to the Plan’s operations.

Certain plan investments are shares of the Federal Signal stock fund. Federal Signal is the plan sponsor; therefore these transactions are considered party-in-interest transactions. Certain receivables are loans to participant employees of the Company, and therefore these transactions are considered party-in-interest transactions.

(7)	Tax status

The IRS issued a favorable opinion letter dated August 22, 2001, for the Prototype Plan, which was adopted by the Plan sponsor on January 1, 2002. The IRS letter states that the Prototype Plan is acceptable under the applicable sections of IRC. The IRS issued a favorable determination letter dated April 1, 2003, which states that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan was amended and restated as of January 1, 2010 (as a single employer plan), and submitted to the IRS for requalification on January 27, 2011. The plan administrator believes the Plan complies with and has been administered in compliance with the applicable requirements of the IRC.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(8)	Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

(9)	Risks and uncertainties

The Plan invests in various investment securities, which are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(10)	Reconciliation of financial statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements for the years ended December 31, 2012 and 2011, to Form 5500:

	2012	2011
Net assets available for benefits per the financial statements	$183,015,695	$173,837,744
Adjustment for fully benefit-responsive investment contract	2,126,590	2,103,477

Net assets available for benefits per Schedule H of the Form 5500	$185,142,285	$175,941,221

The following is a reconciliation of net increase before plan transfers per the financial statements for the year ended December 31, 2012 to net income per Form 5500:

Net increase before plan transfers per the financial statements	$25,055,077
Net adjustment for fully benefit-responsive investment contracts	23,113

Net income per Schedule H of the Form 5500	$25,078,190

(11)	Plan divestiture

In June 2012, the Company announced that it signed a definitive agreement to sell its Federal Signal Technologies, LLC (“FSTech”) business to 3M Company. The Company completed the agreement on September 4, 2012 with 3M Company pursuant to which the Company sold substantially all of the assets of the FSTech Group business to 3M Company. Assets of employees transitioned to 3M Company totaling $15,877,126 were transferred to the 3M Voluntary Incentive Plan on December 6, 2012.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

12)	Subsequent events

The Plan has evaluated subsequent events through the date that the financial statements were filed with the Securities and Exchange Commission.

SUPPLEMENTAL SCHEDULE

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2012

       EIN: 36-1063330

       Plan Number: 004

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investments including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
*	Vanguard Wellington Fund	Registered investment company	(1)	$17,913,732
*	Vanguard Explorer Fund	Registered investment company	(1)	8,888,316
*	Vanguard 500 Index Fund	Registered investment company	(1)	22,300,397
*	Vanguard PRIMECAP Fund	Registered investment company	(1)	31,386,794
*	Vanguard Retirement Savings Trust	Common/collective trust	(1)	43,694,027
*	Federal Signal Stock Fund	Common stock fund	(1)	9,362,243
*	Vanguard International Growth Fund	Registered investment company	(1)	6,069,980
*	Vanguard Total Bond Market Index Fund	Registered investment company	(1)	9,058,274
*	Vanguard Small-Cap Value Index Fund	Registered investment company	(1)	2,768,564
*	Vanguard Windsor II Fund	Registered investment company	(1)	3,107,888
*	Vanguard Prime Money Market Fund	Registered investment company	(1)	122,802
*	Vanguard Target Retirement 2010 Fund	Registered investment company	(1)	1,215,835
*	Vanguard Target Retirement 2015 Fund	Registered investment company	(1)	2,340,287

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2012

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investments including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
*	Vanguard Target Retirement 2020 Fund	Registered investment company	(1)	$5,203,358
*	Vanguard Target Retirement 2025 Fund	Registered investment company	(1)	4,808,322
*	Vanguard Target Retirement 2030 Fund	Registered investment company	(1)	3,991,722
*	Vanguard Target Retirement 2035 Fund	Registered investment company	(1)	2,708,403
*	Vanguard Target Retirement 2040 Fund	Registered investment company	(1)	2,015,552
*	Vanguard Target Retirement 2045 Fund	Registered investment company	(1)	2,246,550
*	Vanguard Target Retirement 2050 Fund	Registered investment company	(1)	1,102,381
*	Vanguard Target Retirement 2055 Fund	Registered investment company	(1)	84,295
*	Vanguard Target Retirement 2060 Fund	Registered investment company	(1)	29,165
*	Vanguard Target Retirement Income	Registered investment company	(1)	1,524,261

				181,943,148
*	Participants’ loans	Interest rates from 4.25% to 9.25%	—	3,090,876

				$185,034,024

*	Party-in-interest as defined by ERISA
(1)	Cost information is not required as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 28, 2013

FEDERAL SIGNAL CORPORATION 401(K) RETIREMENT PLAN

By:	/s/ Paul Wittig
Paul Wittig
Vice President Corporate Services Benefits Administrative Committee

By:	/s/ Jennifer L. Sherman
Jennifer L. Sherman
Chief Administrative Officer Senior Vice President, General Counsel and Secretary
Benefits Administrative Committee

EXHIBIT INDEX

Exhibit No.	Description
23	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM